[Letterhead of Raymond James Financial, Inc.]

January 21, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Re:	Raymond James Financial, Inc.
Registration Statement on Form S-4
Filed December 14, 2021
File No. 333-261647

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Raymond James Financial, Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m., Eastern Time, on January 25, 2022, or as soon as practicable thereafter.

Please contact Stephen M. Salley of Sullivan & Cromwell LLP via telephone at (212) 558-4000 or via e-mail at salleys@sullcrom.com with any questions you may have. In addition, please notify Mr. Salley when this request for acceleration has been granted.

Sincerely,

/s/ Jonathan N. Santelli
Name:	Jonathan N. Santelli
Title:	General Counsel and Corporate Secretary

cc:	Mitchell S. Eitel
Stephen M. Salley
(Sullivan & Cromwell LLP)